UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                           Life Medical Sciences Inc..
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    53215M101
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_] Rule 13d-l(b)
      [X] Rule 13d-1(c)
      [_] Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53215M101             13G                                  Page 2 of 5

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 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Robert P. Hickey
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)     |_|
                  (b)     |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------

 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                   5     SOLE VOTING POWER
                                         2,732,034 shares
Number of                         ----------------------------------------------
Shares
Beneficially                       6     SHARED VOTING POWER
Owned By                                     0         shares
Each                              ----------------------------------------------
Reporting
Person                             7     SOLE DISPOSITIVE POWER
With                                     2,732,034 shares
                                  ----------------------------------------------

                                   8     SHARED DISPOSITIVE POWER
                                             0         shares
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,732,034  shares
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           |_|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           4.4 %
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
                    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Schedule 13G/A amends the Schedule 13G filed with the Securities and Exchange Commission on April 15, 2003.

ITEM 1.

      (a)   Name of Issuer: Life Medical Sciences, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            PO Box 219
            Little Silver, NJ 07739

ITEM 2.

      (a)   Name of Person Filing: Robert P. Hickey

      (b)   Address of Principal Business Office, or, if none, Residence:

            92 Gooseneck Point Rd.
            Oceanport, NJ 07757

      (c)   Citizenship: United States.

      (d)   Title of Class of Securities:

            Common Stock, $0.001 par value per share.

      (e)   CUSIP Number: 53215M101.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

      (f) [_] An employee benefit plan or endowment fund in accordance with ss. 240.13d- 1(b)(1)(ii)(F).

      (g) [_] A parent holding company or control person in accordance with ss.240.13d- 1(b)(ii)(G).

      (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM  4. OWNERSHIP.

      (a)   Amount Beneficially Owned: 2,732,034 shares. See Note 1.

      (b)   Percent of Class:4.4 %

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote: 2,732,034 shares. See
                  Note 1.

            (ii)  Shared power to vote or direct the vote: 0 shares.

            (iii) Sole power to dispose or direct the disposition of: 2,732,034 shares. See Note 1.

            (iv) Shared power to dispose or direct the disposition of: 0 shares.

Note 1 - Includes 2,664,450 shares of common stock underlying currently exercisable options. Does not include 400,000 shares of common stock underlying options held by the reporting person that become exercisable as to 200,000 shares in May 2005 and as to the remaining 200,000 shares in May 2006.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not Applicable.

ITEM 10. CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                                       /s/Robert P. Hickey
                                       -----------------------------------------
                                      Robert P. Hickey

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)